[redacted]

08004909

DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2008 SEP 15 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca
FILE NUMBER	67952-00001

September 2, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

Encs.

Davis:3787351.1

Date: September 2, 2008 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

		Document Name or Information	Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	August 12, 2008
	(ii)	BC	August 11, 2008
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 29, 2008 for the 3rd quarter ended June 30, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	August 29, 2008 for the 3rd quarter ended June 30, 2008
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A

(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A

(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 29, 2008 for the 3rd quarter ended June 30, 2008
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	

(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 22

Annual Return

(Section 263 of the Canada Business Corporations Act CBCA)

IS FORM CAN BE REPRODUCED AS LONG AS THE TITLE, THE QUESTIONS AND THEIR ORDER ARE THE SAME.

Corporations must file an Annual Return (Form 22) along with the prescribed fee. Please be advised that amendments to the *Canada Business Corporations Regulations, 2001* changing the time frames for filing Annual Returns are now in force. For further information, please refer to the Notice from the Director, "How Changes to the Filing Requirements for Annual Returns Affect Your Business", dated May 2, 2006, and available at www.corporationscanada.ic.gc.ca under "What's new".

INSTRUCTIONS

3 Indicate for which taxation year you are filing as well as the taxation year-end as defined in the *Income Tax Act*. For more information, visit the Canada Revenue Agency (CRA) Web site at www.cra-arc.gc.ca. Note that a change to the taxation year-end needs the approval of the CRA.

4 Indicate the date of the last annual meeting or the date of the written resolution in lieu of a meeting, signed by all the shareholders entitled to vote. The resolution must deal with at least the following:

- consideration of the financial statements;
- consideration of the auditor's report (if any);
- appointment of the auditor (shareholders of a non-distributing corporation may resolve not to appoint an auditor); and
- election of directors (if applicable)

5 A *non-distributing* corporation is a **private** corporation that is not a reporting issuer under any provincial securities legislation.

A distributing corporation is a **public** corporation that is a reporting issuer under provincial securities legislation.

6 Declaration

is form may be signed by any individual who has the relevant owledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a director of the corporation;
- an authorized officer of the corporation; or
- an authorized agent.

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult the Forms, Policies, Fees and Legislation section of our Web site at www.corporationscanada.ic.gc.ca or contact us at (6513) 941-9042 or toll-free at 1 866 333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $20
- By mail or fax: $40

File documents online:

Corporations Canada Online Filing Centre:
http://corporationscanada.ic.gc.ca

or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

Facsimile:
13) 941-0999

Canada

1 Corporation name

Paragon Minerals Corporation

2 Corporation number (as it appears on the certificate)

435868-6

3 Year of filing

Year	Y	Taxation year-end	M	D
	2008		9	30

4 Date of last annual meeting of shareholders or date of written resolution in lieu of meeting

Y	M	D
2008	03	31,

5 Which of the following boxes meets your situation (check only one item)? Please refer to the instructions for definitions

- ☐ Non distributing corporation with 50 or fewer shareholders
- ☐ Non distributing corporation with more than 50 shareholders
- ☑ Distributing corporation

RECEIVED 2008 SEP 15 P 12:57 OFFICE OF INTERNATIONAL CORPORATE FINANCE

IMPORTANT REMINDER

Change of registered office address?
Complete and file a Change of Registered Office Address (Form 3).

Change of directors or change of address of a current director?
Complete and file a Changes Regarding Directors (Form 6).

These changes can be done electronically, free of charge, via Corporations Canada Online Filing Centre at: **http://corporationscanada.ic.gc.ca**

6 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

[signature]

SIGNATURE

Michael J. Vande Guchte | ( ) 604-623-2353
PRINT NAME | TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 2580 (2006/06)

Date and Time: August 11, 2008 09:41 AM Pacific Time

Exemption No. 82-35102

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

FORM 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **August 11, 2008 09:41 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY	
PARAGON MINERALS CORPORATION 2800 PARK PLACE, 666 BURRARD ST VANCOUVER BC V6C 2Z7 CANADA	REGISTRATION NUMBER IN BC **A0068555**
	REGISTRATION DATE IN BC **July 21, 2006**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF REGISTRATION IN BC) **July 21, 2008**

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

FEDERAL

DATE OF INCORPORATION, CONTINUATION, AMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

July 04, 2006

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

435868-6

Exemption No: 82-35102

PARAGON MINERALS CORPORATION

FINANCIAL STATEMENTS

NINE MONTHS ENDED JUNE 30, 2008

(Unaudited)

These financial Statements have not been reviewed by the Company's auditors

Suite 1540 – 800 West Pender Street, Vancouver, BC, V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604.629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION
Balance Sheet
(Stated in Canadian Dollars)

		June 30, 2008 *(unaudited)*		September 30, 2007
ASSETS				
Current assets				
Cash and cash equivalents (note 5)	$	1,896,845	$	1,241,561
Amounts receivable		722,664		956,164
Prepaid expenses		40,512		20,941
		2,660,021		2,218,666
Equipment (note 6)		48,555		41,269
Marketable securities (note 7)		59,220		59,800
Mineral property costs (note 8)		12,359,518		9,488,896
	$	15,127,314	$	11,808,631
LIABILITIES AND SHERHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	358,834	$	596,654
Future income taxes		1,126,136		579,734
Shareholders' equity				
Share capital (note 9(a))		14,042,891		10,883,983
Obligation to issue shares (note 9(e))		-		13,708
Contributed surplus (note 9(b))		1,025,344		745,520
Accumulated comprehensive loss				
Deficit		(1,352,438)		(976,250)
Accumulated other comprehensive loss (note 10)		(73,453)		(34,718)
		(1,425,891)		(1,010,968)
		13,642,344		10,632,243
	$	15,127,314	$	11,808,631

Nature and continuance of operations (note 1)

See accompanying notes to the financial statements

Approved by the Board of Directors:

"Michael Vande Guchte" — *"David Adamson"*

Michael Vande Guchte
Director

David Adamson
Director

PARAGON MINERALS CORPORATION

Statement of Operations and Deficit

(Unaudited - Stated in Canadian Dollars)

	Three months ended June 30,		Nine months ended June 30,	
	2008	2007	2008	2007
Expenses				
Amortization	$ 2,455	$ 1,075	$ 11,540	$ 2,524
Consulting	-	4,388	-	35,363
General mineral exploration	-	15,063	3,347	21,572
Investor relations	1,948	14,793	65,494	38,319
Office	19,266	6,813	62,354	44,857
Part XII.6 flow-through tax	33,577	55,938	72,386	71,520
Plan of arrangement costs (note 4)	-	3,853	-	68,202
Professional fees	7,777	15,186	74,584	68,429
Salaries and management fees	89,690	58,358	278,108	172,106
Stock-based compensation	10,716	96,480	156,362	344,089
Shareholder information	23,701	7,951	26,563	31,611
Transfer agent and filing fees	24,082	12,689	53,947	43,049
Travel and accommodation	4,830	1,553	14,794	9,556
Loss before other items	$ (218,042)	$ (294,140)	$ (819,479)	$ (951,197)
Foreign exchange gain	-	483	-	483
Interest	10,688	25,300	73,680	62,932
Other income	38,738	32,500	38,738	41,435
Future income tax recovery	181,756	(46,952)	330,873	163,718
Net loss for the period	$ 13,140	$ (282,809)	$ (376,188)	$ (682,629)
Deficit, beginning of the period	(1,365,578)	(524,098)	(976,250)	(124,278)
Deficit, end of the period	$ (1,352,438)	$ (806,907)	$ (1,352,438)	$ (806,907)
Basic and diluted loss per common share	$ 0.00	$ (0.01)	$ (0.02)	$ (0.05)
Weighted average number of common shares outstanding	25,858,776	20,860,066	23,859,665	14,836,043

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Comprehensive Loss

(Unaudited - Stated in Canadian Dollars)

	Three months ended June 30,		Nine months ended June 30,	
	2008	2007	2008	2007
Net loss for the period	$ 13,140	$ (282,809)	$ (376,188)	$ (682,629)
Other comprehensive loss				
Unrealized gains (losses) on available-for-sale instruments:				
Marketable securities	(12,053)	7,404	(39,017)	5,477
Temporary investments	367	495	282	(421)
	$ (11,686)	$ 7,899	$ (38,735)	$ 5,056
Comprehensive loss	1,454	(274,910)	(414,923)	(677,573)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows

(Unaudited - Stated in Canadian Dollars)

	Three months ended June 30,		Nine months ended June 30,	
	2008	2007	2008	2007
Operating activities				
Loss for the period	$ 13,140	$ (298,391)	$ (376,188)	$ (682,629)
Items not involving cash				
Amortization	2,455	1,075	11,540	2,524
Stock-based compensation	10,716	96,480	156,362	344,089
Other income	(38,437)	(32,500)	(38,437)	(41,435)
Future income tax recovery	(181,756)	46,952	(330,873)	(163,718)
Fair value adjustment to cash equivalents	367	(421)	282	(421)
Changes in non-cash working capital items				
Term deposits	-	2,478,144	-	-
Amounts receivable	151,631	(82,592)	170,081	(413,540)
Prepaid expenses	26,215	7,748	(19,571)	(34,169)
Accounts payable and accrued liabilities	(83,303)	(150,445)	(79,213)	110,460
	(98,972)	2,066,020	(506,017)	(878,839)
Investing activities				
Mineral property costs	(1,554,997)	(862,357)	(3,568,190)	(1,729,310)
Purchase of equipment	(6,256)	(3,110)	(26,225)	(7,375)
	(1,561,253)	(865,467)	(3,594,415)	(1,736,685)
Financing activities				
Common shares issued for cash	-	125,175	3,758,849	4,173,141
Share issue costs	-	-	(28,874)	-
Share subscriptions received	-	(24,190)	-	-
Recovery of property costs incurred	436,288	372,904	977,972	431,297
Property management fees received	19,541	19,663	47,769	46,882
	455,829	493,552	4,755,716	4,651,320
Increase (decrease) in cash and equivalents	(1,204,396)	1,694,105	655,284	2,035,796
Cash and equivalents, beginning of period	3,101,241	347,413	1,241,561	5,722
Cash and equivalents, end of period	$ 1,896,845	$ 2,041,518	$ 1,896,845	$ 2,041,518
Supplementary information				
Interest paid	$ -	$ -	$ -	$ -
Interest received	$ -	$ -	$ -	$ -

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Unaudited - Stated in Canadian Dollars)

GOLD PROPERTIES	Balance, September 30, 2007	Acquisition and Exploration	Balance, June 30, 2008
JBP Linear			
Plan of arrangement acquisition costs (1)	$ 1,625,276	$ -	$ 1,625,276
Option payments (2)	15,000	18,333	33,333
Exploration costs			
Geological and geochemical	139,738	100,418	240,156
Drilling	229,487	353,258	582,745
Geophysical	87,320	9,000	96,320
Travel	1,161	975	2,136
Other	7,275	-	7,275
Stock-based compensation	61,976	9,142	71,118
	2,167,233	491,126	2,658,359
Recoveries (3)	(54,069)	(308,873)	(362,942)
Project management fees	-	(23,543)	(23,543)
	2,113,164	158,710	2,271,874
Golden Promise			
Plan of arrangement acquisition costs (1)	374,829	-	374,829
Option payments (2)	35,000	20,000	55,000
Exploration costs			
Geological and geochemical	19,143	33,731	52,874
Drilling	524,424	182,718	707,142
Geophysical	-	-	-
Travel	5,506	3,283	8,789
Other	24,775	-	24,775
Stock-based compensation	45,073	749	45,822
	1,028,750	240,481	1,269,231
Recoveries (3)	(659,232)	(238,286)	(897,518)
Project management fees	(37,799)	(14,270)	(52,069)
	331,719	(12,075)	319,644
Other Gold Properties			
Plan of arrangement acquisition costs (1)	3,518,620	-	3,518,620
Option payments (2)	345,530	220,544	566,074
Exploration costs			
Geological and geochemical	126,343	108,409	234,752
Drilling	352,951	199,006	551,957
Geophysical	86,507	435	86,942
Travel	789	3,451	4,240
Other	18,650	2,633	21,283
Stock-based compensation	50,707	13,267	63,974
	4,500,097	547,745	5,047,842
Recoveries (3)	(359,725)	(214,539)	(574,264)
Project management fees	(25,356)	(2,980)	(28,336)
	4,115,016	330,226	4,445,242

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties
(Unaudited - Stated in Canadian Dollars)

BASE METAL PROPERTIES	Balance, September 30, 2007	Acquisition and Exploration	Balance, June 30, 2008
South Tally Pond			
Plan of arrangement acquisition costs (1)	$ -	$ -	$ -
Option payments (2)	260,000	184,000	444,000
Exploration costs			
Geological and geochemical	36,711	256,458	293,169
Drilling	214,439	1,169,272	1,383,711
Geophysical	-	134,893	134,893
Travel	1,702	3,118	4,820
Other	1,561	1,661	3,222
Stock-based compensation	33,805	72,397	106,202
	548,218	1,821,799	2,370,017
Lake Douglas			
Plan of arrangement acquisition costs (1)	267,720	-	267,720
Option payments	95,000	119,000	214,000
Exploration costs			
Geological and geochemical	327,299	51,209	378,508
Drilling	3,552	318,704	322,256
Geophysical	165,291	27,990	193,281
Travel	1,593	-	1,593
Other	-	750	750
Stock-based compensation	90,146	25,164	115,310
	950,601	542,817	1,493,418
Recoveries (3)	(41,773)	(100,000)	(141,773)
	908,828	442,817	1,351,645
Other Base Metal Properties			
Plan of arrangement acquisition costs (1)	1,193,259	-	1,193,259
Option payments (2)	108,437	50,593	159,030
Exploration costs			
Geological and geochemical	58,247	82,471	140,718
Drilling	13,720	2,256	15,976
Geophysical	230,398	116,963	347,361
Travel	574	-	574
Other	16,726	(2,633)	14,093
Stock-based compensation	-	2,745	2,745
	1,621,361	252,395	1,873,756
Recoveries (3)	(144,480)	(116,273)	(260,753)
Project management fees	(1,125)	(6,977)	(8,102)
Write-off of mineral property costs	(3,805)	-	(3,805)
	1,471,951	129,145	1,601,096
	$ 9,488,896	$ 2,870,621	$ 12,359,518

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Properties

(Unaudited - Stated in Canadian Dollars)

SUMMARY OF EXPENDITURES		Balance, September 30, 2007		Acquisition and Exploration		Balance, June 30, 2008
Plan of arrangement acquisition costs	$	6,979,704	$	-	$	6,979,704
Option payments cash		367,500		317,500		685,000
Option payments shares		470,350		292,500		763,150
Other acquisition costs		21,117		2,470		23,287
Stock-based compensation		281,707		123,463		405,170
Exploration costs		2,695,882		3,160,430		5,856,312
Recoveries		(1,259,279)		(977,972)		(2,237,251)
Write-off of mineral property costs		(3,805)		-		(3,805)
Project management fees		(64,280)		(47,769)		(112,049)
	$	9,488,896	$	2,870,622	$	12,359,518

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

See accompanying notes to the financial statements

(Unaudited - Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $1,352,438 at June 30, 2008. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2007 except as described in note 3. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2007. These interim financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

3. CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (note 13).

Financial Instruments - Disclosure and Presentation

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (note 12). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

(Unaudited - Stated in Canadian Dollars)

3. CHANGES IN ACCOUNTING POLICIES *(continued)*

The Company's financial instruments, at June 30, 2008, consist of cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. Cash equivalents, amounts receivable and investments in public companies have been classified as available for sale. The carrying values of cash equivalents and amounts receivable approximate their fair values due to their short term nature. Investments in public companies are revalued to market, based on quoted market prices, on acquisition and are re-valued to market at each succeeding period end. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

New Canadian Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company received $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

(Unaudited - Stated in Canadian Dollars)

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		June 30, 2008		September 30, 2007
Cash	$	339,180	$	330,255
Bankers acceptances with under 3 month maturity		1,151,321		711,103
Term Deposits		406,344		200,203
	$	1,896,845	$	1,241,561

Cash consists of on demand deposits. Banker's acceptances are guaranteed by major Canadian banks and mature between July 3, 2008 and July 28, 2008 with aggregate carrying value and fair value of $1,151,321 on June 30, 2008. Fair value is determined from broker quotes. Effective interest rates range between 2.86% and 2.97% for bankers acceptances. Term deposits consist of on demand guaranteed investment certificates with effective interest rates of prime minus 2.05%.

6. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

				June 30, 2008				September 30, 2007
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Furniture and office equipment	$	2,686	$	631	$	2,055	$	2,417
Computer equipment		47,925		16,369		31,556		30,602
Software		25,302		10,358		14,944		8,250
	$	75,913	$	27,358	$	48,555	$	41,269

7. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

		June 30, 2008		September 30, 2007
Public company shares	$	59,220	$	59,800

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the period.

(Unaudited - Stated in Canadian Dollars)

8. MINERAL PROPERTIES

Mineral properties costs have increased by $2,870,622 during the nine months ended June 30, 2008, and are further disclosed in the Statement of Mineral Properties. The specific changes to the Company's mineral properties, during the year to date period, are as follows:

GOLD PROPERTIES

JBP-Appleton Linear Option Agreement (JBP Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its 100% owned, JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. Under the terms of the agreement, Sprott must spend $2.125 million over four years, including $375,000 firm in the first year, make option payments totaling $250,000 including $25,000 firm in the first year and make all underlying property payments, to earn a 55% interest in the project. The agreement gave Paragon the option to contribute $125,000 in the first year which it has done, which has raised Sprott's fourth year exploration expenditure requirement by $250,000. When Sprott earns a 55% interest, a joint venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Huxter Lane Option Agreement – Yamana Gold Inc. ("Yamana")

During the period, Yamana completed its first phase earn-in and currently holds a 55% interest in the Company's Huxter Lane Gold Property. Yamana may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. During the quarter, Yamana elected to earn an additional 10% interest in the Huxter Lane Gold Project.

(Note: The initial option on the Huxter Lane Gold Property was with Meridian Gold Inc. ("Meridian") with Yamana acquiring Meridian in 2007.)

Golden Promise, South Golden Promise, Victoria Lake – Crosshair Exploration & Mining Ltd.

On June 4th 2008, the Company entered into an agreement to sell its interest in the Golden Promise gold property and it's 40% interest in both the South Golden Promise gold property and the Victoria Lake base metal VMS property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and are all under option to Crosshair.

Under the terms of the agreement, Paragon will receive approximately 16.2 million shares of Gemini and gross proceeds of up to $1,000,000 through a proposed secondary offering, forming part of Gemini's initial public offering. Paragon will retain a significant interest in Gemini (29.9%) on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering. Completion of the sale of the properties is subject to certain closing conditions and regulatory approvals.

BASE METAL PROPERTIES

South Tally Pond Property

On October 18, 2007, the Company acquired 150 additional claims immediately southwest of the South Tally Pond property through map-staking.

On March 24, 2008, the Company acquired 62 additional claims (1 Mineral License) surrounding the Seal Bay Mining Lease. The claims become a part of the JV Option Agreement with Xstrata.

(Unaudited - Stated in Canadian Dollars)

9. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

The following is a summary of changes in issued share capital:

	Nine Months Ended June30, 2008		Year Ended September 30, 2007	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	21,162,940	10,883,983	-	
Plan of Arrangement for property and office equipment	-		12,801,738	6,995,657
Private placements – non-flow-through	1,391,214	973,850	3,179,000	1,589,500
Private placements – flow-through	2,785,000	2,785,000	4,092,168	2,455,301
Mineral properties	375,000	292,500	467,500	470,350
Options exercised	29,166	13,709	97,082	18,699
Fair value of options exercised	-	-	-	338
Warrants/Agent Options exercised	-	-	525,452	191,888
Finders' fee shares	196,732	143,615	-	
Less: reduction on flow through renunciation	-	(877,275)	-	(837,750)
Share issuance costs	-	(172,491)	-	-
Balance, end of the period	25,940,052	14,042,891	21,162,940	10,883,983

Private Placements

In December 2007, the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,732 common shares as a finder's fee.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,785,000 on eligible Canadian Exploration Expenditures before December 31, 2008. The cash received was restricted to use on this purpose. As at June 30, 2008 the amount of $1,368,612 of this commitment remained outstanding.

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	Nine Months Ended June 30, 2008		Year Ended September 30, 2007	
Balance at beginning of period	$	745,520	$	-
Stock-based compensation - operations		156,362		464,150
Stock-based compensation - properties		123,462		281,708
Fair value of options exercised		-		(338)
Balance at end of period	$	1,025,344	$	745,520

(Unaudited - Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	Nine Months Ended June 30, 2008		Year Ended September 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	1,943,013	0.67	-	-
Granted pursuant to the Plan of Arrangement	-	-	633,111	0.62
Granted during the period	1,121,000	0.45	1,550,000	0.68
Exercised during the period	(29,166)	0.47	(97,082)	0.48
Expired or forfeited during the period	(42,500)	0.72	(143,016)	0.69
Outstanding at end of the period	2,992,347	0.59	1,943,013	0.67

Summary of stock options outstanding:

June 30, 2008			
Stock Options	Number Outstanding	Weighted Average Price $	Weighted Average Life in Years
	435,000	0.28	4.95
	135,000	0.30	4.91
	16,666	0.38	2.17
	25,000	0.42	2.20
	105,000	0.45	4.14
	33,333	0.49	2.46
	531,000	0.61	4.61
	244,997	0.67	1.33
	39,686	0.69	1.50
	1,370,000	0.70	3.68
	56,665	0.84	0.58
Total stock options	2,992,347	0.66	3.81

(Unaudited - Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Nine Months Ended June 30, 2 008	Year Ended September 30, 2007
Risk-free interest rate	3.14%	3.90%
Expected life	5.00 years	4.96 years
Expected volatility	123%	80%
Expected dividend yield	0%	0%

The weighted average grant date fair value of options granted during the period was $0.37.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

June 30, 2008			
Warrants	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	3,179,000	1.00	0.44
	695,607	1.05	1.44
Total warrants	3,874,607	1.01	0.62

e) Obligation to issue shares

During the year ended September 30, 2007, the Company received $13,708 pursuant to a request to exercise stock options. 29,166 shares for this option exercise were issued on January 14, 2008.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Nine Months Ended June 30, 2008	Year Ended September 30, 2007
	$	$
Accumulated other comprehensive loss, beginning of period	(34,718)	-
Other comprehensive loss for the period	(38,735)	(34,718)
Accumulated other comprehensive loss, end of period	(73,453)	(34,718)
Components of accumulated other comprehensive loss are:		
Unrealized losses on temporary investments	-	(282)
Unrealized losses on public company shares	(73,453)	(34,436)
Other comprehensive loss	(73,453)	(34,718)

(Unaudited - Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

There are no related parties to disclose at June 30, 2008. During the quarter ended June 30, 2008 the Company's relationship with Rubicon has changed. The companies no longer share a Chief financial officer or accounting staff costs.

(a) During the nine months ended June 30, 2008, the Company paid or accrued to Rubicon $206,533 (2007 full year - $176,756) for shared and reimbursable costs, $nil (2007 full year- $74,009) for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $nil (2007 full year - $54,320) for refundable staking security deposits posted by Rubicon on the Company's properties. During the period, the Company invoiced Rubicon Minerals $24,803 (2007 full year - $91,619) for reimbursable costs. As at June 30, 2008, the Company owed Rubicon $10,183 (2007 - $20,434) and was owed $nil (2007 - $4,899) by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (all issued in escrow; 93,750 released).

ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received). All three options were terminated in March 2008.

All related party transactions are recorded at fair value and incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to $1.89 million at June 30, 2008, in Canadian bank accounts, GIC's, banker's acceptances of major Canadian banks. As the Company's policy is to limit investments to banker's acceptances of major Canadian banks or instruments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at June 30, 2008, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $187,581. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. Amounts receivable also includes a GST receivable of $335,484 due from the Canadian government.

12. **FINANCIAL INSTRUMENT RISKS** *(continued)*

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 0.5%, on the June 30, 2008 balance of cash investments, over a three month period, would result in a change to net income of approximately $19,470.

Price Risk

The Company is exposed to price risk on its junior mining company shares. Allthough prices for these shares are extremely volatile, the small investment means the overall risk of value change is not significant. The Company has no specific policy to manage this risk. Unrealized gains and losses are reported in other comprehensive income.

If market prices for all shares held by the Company had differed by 10% at June 30, 2008, there would have been a change in other comprehensive income of approximately $6,000.

13. **CAPITAL MANAGEMENT**

The Company's objectives for the management of capital are to safeguard the Company's ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset backed commercial paper are permitted.

The Company currently has no externally imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments under flow-through share agreements ($1,368,612 at June 30, 2008).

(Unaudited - Stated in Canadian Dollars)

14. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended June 30, 2008, the Company issued 375,000 (2007 full year – 467,500) common shares at a value of $292,500 (2007 - $470,350) for mineral properties. The Company recorded stock based compensation of $123,462 (2007 full year - $97,006) as mineral property costs. Included in accounts payable and accrued liabilities at June 30, 2008 is $235,454 (2007 - $93,883) of mineral property costs. Included in accounts receivable at June 30, 2008 is $187,581 (2007 – $nil) of mineral property receivables.

15. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to presentation of the current period.

Exemption No: 82-35102

PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED JUNE 30, 2008

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated August 29, 2008, should be read in conjunction with the unaudited interim financial statements for the nine month period ended June 30, 2008, the audited financial statements for the year ended September 30, 2007 and the annual MD&A for the year ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the nine month period ended June 30, 2008, the Company spent $3,772,900 on exploration (excluding stock based compensation) of which $977,972 was funded by partners. Net losses for the nine months ended June 30, 2008 were $376,188.

Minerals Properties

Pursuant to the Rubicon December 2006 Plan of Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. Through this transaction, the Company acquired a total of 27 exploration properties. The Company currently holds a total of 22 exploration properties (11 gold properties, 11 base metal properties) of which 8 projects (6 gold projects and 2 base metal projects) are currently under option to exploration partners and one is pending a joint venture agreement.

Golden Promise, South Golden Promise, and Victoria Lake properties

On June 4th 2008, the Company entered into an agreement to sell its 40% interest in the Victoria Lake base metal VMS property and South Golden Promise gold property, and its interest in the Golden Promise gold property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") and Gemini Metals Corp ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to

further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and are all under option to Crosshair.

Under the terms of the agreement, Paragon will receive approximately 16.2 million shares of Gemini and gross proceeds of up to $1,000,000 through a proposed secondary offering, forming part of Gemini's initial public offering. Paragon will retain a significant interest in Gemini (29.9%) on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering.

Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to Paragon, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of Paragon has received third-party views and analysis from Research Capital Corporation. Since the announcement of this agreement, changing market conditions may add further risk to the transaction not completing.

Long Pond gold property

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share payment totaling 300,000 shares including 50,000 shares firm in the first year to earn a 60% interest in the project. This agreement is subject to regulatory approvals.

Exploration Update

Exploration on Company projects during the third quarter ending June 30, 2008 focused on the company-funded South Tally Pond base metal project and the area surrounding the South Tally Pond base metal project, and the three partner-funded projects including the JBP Linear project, Appleton Linear project and the Huxter Lane project. A summary of the exploration work completed during the quarter includes:

- A 4,217 metres (13 drill hole) diamond drill program was completed on April 10, 2008 at the Lemarchant Prospect on the South Tally Pond base metal project;
- A 2,135 metres (13 drillhole) diamond drill program was completed by April 12, 2008 on the partner-funded JBP Linear gold project located in central Newfoundland;
- A 625 metres (6 drillholes) diamond drill program was completed on July 5, 2008 on the partner-funded Appleton Linear gold project located in central Newfoundland;
- A total of 14.4 line kilometres of Titan 24 Deep Earth Imaging System geophysics was completed on six, 200 metres spaced lines over the Lemarchant prospect;
- A 1,453 soil geochemical program was completed at the Lemarchant Prospect and in the Bindon's Pond area located 2 kilometres northeast of Lemarchant.
- A total of 123 regional till samples were collected from the South Tally Pond property (Lemarchant prospect), the Gills Pond area and Quinn Lake area.

Results from the exploration work during the quarter are summarized below with additional project information available on the Company website.

Company-funded Projects

South Tally Pond Project (base metal)

The South Tally Pond VMS project is located in central Newfoundland and is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. Paragon has a significant land position covering approximately 32,450 hectares immediately southwest of the Duck Pond Mine. In 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks.

On April 14th, the Company completed a 13 drillhole diamond drill program (4,217 metres) at the Lemarchant Prospect. Results from this drill program were summarized in the Company's *Second Quarter Management's Discussion & Analysis ending March 31, 2008* and reported on in a Company News Release dated May 21, 2008.

Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect on July 22, 2008. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4 kilometres east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive). The six line survey was designed to help identify the signature of the precious metal-rich massive sulphide mineralization intersected by previous Paragon drill programs, provide an additional method of defining and prioritizing drill targets, and locate additional target areas for drilling.

The final processing and interpretation of the DCIP and MT data is in the process of being completed and expected by the end of August. The Company is planning up to 5,800 metres of diamond drilling beginning in early September based on targets generated by the Titan survey and on results from previous drilling.

In April, the Company completed an extensive soil geochemical sampling program at the Lemarchant prospect (851 samples) and at Bindon's Pond (602 samples). At the Lemarchant prospect, soil sampling to the south and north (along strike) from previous soil sampling programs has extended the areas of anomalous geochemistry by 1500 metres to the south and 300 metres to the north of previous sampling with anomalous zinc (up to 880 ppm), lead (up to 2300 ppm), copper (up to 240 ppm), silver (up to 5.3 g/t) and gold (up to 50 ppb). The anomalous soil geochemistry corresponds with the altered felsic volcanic stratigraphy and has provided numerous new targets for follow-up work.

At Bindon's Pond, an area located approximately 2 kilometres northeast of the Lemarchant prospect, the soil sampling program identified zones of anomalous zinc (up to 1800 ppm), lead (up to 91 ppm), silver (up to 7.53 g/t) and gold (up to 138 ppb). The soil samples were collected over an area of mapped altered felsic volcanic rocks with alteration and mineralization similar to that mapped at the Lemarchant prospect. These felsic rocks are interpreted to be the folded eastern exposure of the felsic rocks seen at the Lemarchant prospect. No drilling has been completed in the Bindon's Pond area.

Twenty-one lake sediment samples were collected from Bindon's Pond, which is located immediately north of the mapped alteration zone and area of soil sampling. Assay results indicate that the western half of the pond has elevated base and precious metal concentrations (Au up to 4 ppb, Zn up to 333 ppm).

In July, the Company received results from an orientation till geochemistry survey over the Lemarchant prospect. The orientation survey was designed to provide an indication of the type of till geochemical response over a known felsic alteration zone with known massive sulphide mineralization. The three till samples contained variable amounts of pyrite, chalcopyrite and sphalerite and show base metal sulphides that would be expected from the underlying mineralized bedrock. Two of the till samples contained elevated concentrations of pristine gold grains (23 and 14 grains). The presence of coarse gold in the till samples is consistent with the presence of coarse free gold within the massive barite and massive sulphide section in hole LM07-14, the late stage quartz veins in the footwall to massive sulphide mineralization and the overall precious metal-rich nature of massive sulphides encountered to date at the Lemarchant prospect and known to occur in the Tally Pond Volcanic Belt. This assemblage of pristine gold grains and base metal sulphides within pan concentrated till samples is though to be a good indicator of potential massive sulphide deposits within underlying bedrock and this information will be applied to reconnaissance till sample data on the South Tally Pond Regional Area.

South Tally Pond Regional Area (base metal)

The South Tally Pond Regional Area consists of four properties that cover the remainder of the prospective Tally Pond Volcanic Belt immediately southwest of the Duck Pond Mine. These 100% Company-owned properties surround the South Tally Pond property and include the Harpoon property, Gills Pond property, Barren Lake property, and South Tally Pond Extension. In order to begin evaluating these surrounding properties the Company compiled all available data for the four property areas, completed an air photo interpretation, reviewed historical drill core from two areas, carried out regional till and soil geochemical sampling programs, and carried out geological mapping and prospecting in selected areas.

In May, the Company completed a review of historic diamond drill core (12 holes, 1327 metres) from two priority areas, the Gills Pond area located 4 kilometres southwest of the Duck Pond Mine and the Beaver Lake area located 17 kilometres south-southwest of the Duck Pond Mine. Both areas are underlain by similar host rocks and alteration to that seen at Duck Pond and Lemarchant prospect. Previous drilling at Gills Pond (29 holes) intersected weakly to moderately sericite-silica-carbonate-chlorite altered and weakly mineralized felsic volcanic rocks to a depth of 525 metres.

Historic drilling at the Beaver Lake area (3 holes, 604 metres) intersected altered and mineralized felsic volcanic rocks to a depth of 260 vertical metres. Follow-up geological mapping and prospecting on the main grid (not drilled) in the Beaver Lake area is in progress. The grid area features a coincident ground and airborne electromagnetic conductor (1.4 kilometres long), two isolated gravity anomalies (500 by 250 metres and 500 by 125 metres), elevated zinc (up to 1200 ppm) in till values and semi-massive pyrite float and felsic float assaying up to 1.19% zinc hosted within favourable felsic volcanic rocks. The main grid areas lies within a broader 3 kilometres long mapped VMS alteration zone.

In June, a total of 68 regional till samples from the Gills Pond area on flagged lines spaced 750 metres apart with samples collected every 500 metres, covering approximately 37 square kilometres. Previous mapping and drilling (29 holes) in the area indicate the area is underlain by similar altered felsic volcanic stratigraphy to that seen at the Lemarchant prospect. Analytical results are pending.

In July and August, a total of 52 regional till samples were collected from the Quinn Lake area on similar grid spacing as Gills Pond to cover approximately 30 square kilometres. The Quinn Lake area is located

approximately 10 kilometres southwest of the Lemarchant prospect and is underlain by a similar altered felsic volcanic stratigraphy. Analytical results are pending

Partner-Funded Projects

JBP–Appleton Linear Project (gold)

The Company optioned the JBP Linear Property and Appleton Linear Property, collectively the "JBP-Appleton Linear Project" to Sprott Resource Corp. ("Sprott") on November 15, 2007, whereby Sprott can earn a 55% interest in the two properties by spending $2.375 million on exploration over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. The contiguous properties are located approximately 15 kilometres northwest of the town of Gander, Newfoundland.

On April 12, 2008, the Company and its partner Sprott Resource Corp. ("Sprott") completed the first 2,135 metres (13 drill holes) of a planned 2,760 metre drill program on the JBP Linear property. Results from the drill program are summarized in the Second Quarter *Management's Discussion and Analysis* ending March 31, 2008 and were reported in a Company News Release dated May 7, 2008.

Drilling resumed on the adjacent Appleton Linear property in June and targeted the strike extension and down-plunge potential of three gold prospects including the Dome, Road and Keats/Baseline prospects. Historical drilling at these prospects intersected high-grade, gold-bearing quartz vein systems with significant gold intercepts of 18.62 g/t gold over 8.60 metres and 70.68 g/t gold over 2.60 metres (Dome), 15.30 g/t gold over 2.70 metres (Road), and 28.68 g/t gold over 1.30 metres (Keats/Baseline). Previous drilling tested these prospects over short strike lengths (< 175 metres) and shallow depths (< 75 metres).

A total of six drill holes (625 metres) were completed by July 5, 2008. Drilling at Dome and Road prospects indicate that the vein zones at each prospect continue along strike of the previous drilling. The intersected quartz vein zones range from 1.2 to 8.2 metres in thickness and contain locally anomalous gold values.

Drilling at the Keats/Baseline prospect (2 drillholes, 262 metres total) extended the gold-bearing quartz vein zone a further 100 metres to the north. Four occurrences of visible gold were noted in the two drill holes. Drilling has now outlined this vein zone over a 280 metres strike length and to a depth of 70 metres. The multiple quartz vein zones, measuring up to 16 metres in thickness (core length) are associated within a broader zone of sericite-carbonate alteration. The Keats/Baseline prospect is open along strike and to depth. Significant assay results from the two drillholes at the Keats/Baseline prospect include:

LG08-49: 13.2 g/t gold over 0.9 metres including 28.0 g/t gold over 0.40 metres
LG08-49: 5.7 g/t gold over 1.1 metres including 8.7 g/t gold over 0.70 metres;
LG08-48: 2.5 g/t gold over 3.6 metres including 5.8 g/t gold over 1.2 metres;
LG08-48: 1.4 g/t gold over 11.6 metres including 4.1 g/t gold over 1.9 metres.
(Note: True thickness interpreted to be approximately 50-70% of core length)

Paragon and Sprott will review the results of the drilling at the JBP-Appleton Linear Project and evaluate plans for continued exploration on the properties.

Huxter Lane Project (gold)

In June, the Company was informed by partner Yamana Gold Inc ("Yamana") that it would fund a Phase 3 drill program at the Huxter Lane Project in Newfoundland. Yamana has earned a 55% interest in the

project by spending $1 million on exploration and has elected to earn an additional 10% interest by completing an industry standard "bankable feasibility study" based on a minimum 500,000 ounce gold resource and spending a minimum $250,000 per year on exploration. (Note - the Huxter Lane option agreement was originally with Meridian Gold Inc. who were acquired by Yamana in 2007)

The Huxter Lane Project is a *bulk-mineable gold target* located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. Two drill programs, totaling 25 holes (4,144 metres) have outlined a significant gold-bearing, porphyritic intrusion over a strike length of 750 metres and to a shallow vertical depth of 125 metres. The mineralized porphyry dips gently to the south and typically contains up to 5% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The mineralized porphyry remains open along strike and to depth. Significant drill intercepts to date include 2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20). Initial metallurgical tests completed by Yamana on several drill core samples indicate favourable gold recoveries.

Drilling commenced on the property on July 24, 2008. The planned 8-hole diamond drill program (1700 metres) is expected to be completed in late August.

Exploration Outlook

The Company plans to continue to advance its gold and base metal properties through a combination of Company-funded and partner-funded exploration. As part of its flow-through expenditure commitment, the Company will spend at least $1.4 million on Company funded exploration in the period July 1, 2008 to December 31, 2008.

The Company's priority will be focused on the 100%-owned South Tally Pond base metal project where up to 10,000 metres of drilling is planned for 2008 (4,217 metres completed). A Titan Deep Earth Imaging geophysical survey was completed in July and has aided in delineating drill targets on the project for the next round of drilling of up to 5,800 metres. In addition, the Company will continue to evaluate its large base metal land holding surrounding the South Tally Pond project and advance several of its 100%-owned gold projects.

The Company remains committed to attracting exploration partners to advance and maintain its portfolio of gold and base metal projects. As of August 20, 2008 the Company has four active exploration JV partners including Crosshair Exploration & Mining Ltd, Sprott Resource Corp., Yamana Gold Inc. and Metals Creek Resources Corp. on eight projects. The Company is the operator on three of these eight partnered projects.

Management Changes

On June 1, 2008, Robert Lewis stepped down as the part-time Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation.

On June 1, 2008, the Company appointed Tom R. Wilson, CA to the part-time position of Chief Financial Officer. Mr. Wilson is a Chartered Accountant and founding partner of CWA Consulting Inc., a professional services firm that provides contract accounting, tax and internal control consulting services to both public and private companies.

On June 9, 2008, the Company appointed Brue E. Mitton, P.Geo as Vice President Exploration. Mr. Mitton is a professional geologist with over 23 years of experience with major and junior mining

companies in managing and evaluating gold and base metal projects and new business opportunities throughout central and eastern Canada, as well as internationally.

Concurrent with the appointment of a new Vice President of Exploration, Garfield MacVeigh will no longer be Chief Geologist, but will continue to provide geological consulting services to Paragon and remain a member of the board.

Results of Operations

Nine months ended June 30, 2008 compared to the nine months ended June 30, 2007

For the nine months ended June 30, 2008, the Company incurred net losses of $376,188 ($0.02 per share) compared to a net loss of $682,629 ($0.05 per share) incurred in the nine months ended June 30, 2007, a decrease in net loss of $306,441. Causes of variances were as follows:

- Investor relations were higher by $27,175 due to new in-house staffing costs and costs related to investor conferences.
- PartXII.6 tax, a CRA interest type charge on flow-through funds unspent in the year following effective renunciation was higher by $866 due to a slight decrease in exploration expenditures relative to the amount of the renunciation.
- Plan of arrangement costs were lower by $68,202 due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Salaries and management expenses were higher by $106,002 due to new in-house office staffing costs and the full nine months of activities in fiscal 2008 (fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).
- Stock based compensation was lower by $187,727 due to fewer options being granted in the first nine months of 2008 compared to the first nine months of 2007.
- Shareholder information costs were lower by $5,048 due to completion of the plan of arrangement in the prior year.
- Future income tax recoveries, arising from favourable imbalances in tax return pools, increased by $167,155 due to adjustments to tax pool balances.

Three months ended June 30, 2008 compared to the three months ended June 30, 2007

For the three months ended June 30, 2008, the Company reported net income of $13,140 ($0.00 per share) compared to a net loss of $282,809 ($0.01 per share) incurred in the three months ended June 30, 2007, a decrease in net loss of $295,949. The main causes of this variance were as follows:

- Investor relations expenses were lower by $12,845 due the reallocation of specific costs from investor relations to shareholder information.
- Part XII.6 tax, a CRA interest type charge on flow-through funds unspent in the year following effective renunciation was lower by $22,361 due to increased exploration expenditures.
- Plan of arrangement costs were lower by $3,853 due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Salaries and management expenses were higher by $31,332 due to new in house office staffing costs.
- Stock-based compensation was lower by $85,764 due to fewer options being granted in the third quarter of 2008 compared to the third quarter of 2007.
- Shareholder information costs were higher by $15,750 due to the reallocation of specific costs from investor relations to shareholder information.

- Future income tax recoveries, arising from favourable imbalances in tax return pools and dropping tax rates, increased by $228,708 due to adjustments to tax pool balances.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, shortly after the beginning of the quarter ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	Q3 June 30, 2008	Q2 March 31, 2008	Q1 December 31, 2007	Q4 September 30, 2007	Q3 June 30, 2007	Q2 March 31, 2007	Q1 December 31, 2006
	$	$	$	$	$	$	$
Interest and miscellaneous income	10,688	39,763	23,229	16,155	25,300	31,878	5,754
Net loss	13,140	(176,598)	(212,730)	(169,343)	(323,291)	(152,867)	(206,471)
Basic and diluted loss per share*	0.00	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.05)

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at June 30, 2008, the Company had cash and cash equivalents and short term money market investments of $1.90 million compared to $1.24 million at September 30, 2007. The increase in cash is mainly due to the financing described below under "Financing Details". Working capital for the period ended June 30, 2008 was $2.30 million as compared to $1.62 million at September 30, 2007 an increase of $0.68 million due mainly to the financing completed in the period.

As at June 30, 2008 the Company had CEE spending commitments of approximately $1.37 million to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007, which were met by the required date of December 31, 2007.

At June 30, 2008, the Company, in addition to demand deposits at the Bank of Montreal, held two bankers acceptances. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the nine month period ended June 30, 2008, included recovery of exploration costs and property management fees from optionees of the Company's properties of $47,769.

The Company has sufficient funds to carry out its remaining exploration plans in 2008. The Company will require additional exploration funds in 2009.

Financing Details

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shared a director, David Adamson, a Chief Financial Officer, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and was considered a related party. On June 1, 2008, Robert Lewis stepped down as the Company's partime Chief Financial Officer in order to concentrate on Rubicon Minerals Corporation and additionally Rubicon ceased to provide accounting services to the Company. As such, as of June 1, 2008, Rubicon is no longer considered a related party. The Company currently maintains a cost sharing arrangement with Rubicon for office facilities, administrative services and investor relations. See note 11 to the financial statements for additional details.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the September 31, 2007 year-end financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at June 30, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,052
Stock options	
Plan of Arrangement Distribution Options*	418,847
Options granted by the Company	2,573,500
Warrants	
Paragon Private Placement Warrants	3,874,607
Fully diluted shares outstanding	32,807,006

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good

standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if

any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Persons

On the South Tally Pond and JBP-Appleton Linear Projects, the work was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

Forward Looking Statements

The Company's interim financial statements for the nine months ended June 30, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the

ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, TOM WILSON, *CFO, of PARAGON MINERALS CORPORATION,* certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***June 30, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***June 30, 2008***

"Tom Wilson"
TOM WILSON, CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **MICHAEL J. VANDE GUCHTE**, *CEO, of PARAGON MINERALS CORPORATION*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of *PARAGON MINERALS CORPORATION* (the issuer) for the interim period ending ***June 30, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***June 30, 2008***

"*Michael J. Vande Guchte*"
MICHAEL J. VANDE GUCHTE, CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END